Exhibit 1

130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5

News Release – March 15, 2010	TSX: PDL
10-07-NAP	NYSE Amex: PAL

North American Palladium Added to S&P/TSX Global Mining Index

Toronto, Ontario – North American Palladium Ltd. (“NAP” or “the Company”) (TSX:PDL) (NYSE Amex:PAL) is pleased to announce that the Company has been added to the S&P/TSX Global Mining Index, effective at the open of markets on Monday, March 22, 2010.

The S&P/TSX Global Mining Index is an investable index that provides investors with a broadly representative benchmark for global mining portfolios.  Comprised of the world’s leading mining issuers with holdings and projects all over the globe, the index offers diverse geographic exposure to mining companies and broad-based exposure to metals and minerals.

“Being added to the S&P/TSX Global Mining Index is an important development for North American Palladium,” said William J. Biggar, NAP’s president and chief executive officer.  “We look forward to the increased visibility that inclusion in this prestigious index brings for potential new investors.”

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold in mining friendly jurisdictions. Lac des Iles, the Company’s flagship mine, is one of North America’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing an aggressive exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Manager, Investor Relations and Corporate Communications

Telephone: 416-360-7971 Ext. 226

Email: camilla@nap.com